UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Capital Senior Living Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
140475104
(CUSIP Number)
Paula L. Skidmore
c/o Nadel and Gussman, LLC
15 East 5th Street, Suite 3200
Tulsa, Oklahoma 74103
(918) 538-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		658,522

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		658,522

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

658,522

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		453,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		453,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,111,522

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,111,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,522

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,111,522

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,111,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,522

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,111,522

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,111,522

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,111,522

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	140475104
This Amendment No. 4 to the Statement on Schedule 13D amends and restates in its entirety such Schedule 13D initially filed on May 12, 2005, as amended by Amendment No. 1 filed December 11, 2007, as further amended by Amendment No. 2 filed December 13, 2007, and as further amended by Amendment No. 3 filed January 25, 2008 (as hereby amended and restated, this “Schedule 13D”).
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Boston Avenue Capital LLC, Yorktown Avenue Capital, LLC, Stephen J. Heyman, James F. Adelson and Charles M. Gillman (the “Reporting Persons”).
Boston Avenue Capital LLC (“Boston”) and Yorktown Avenue Capital, LLC (“Yorktown”), are Oklahoma limited liability companies whose principal business is investment. Messrs. Stephen J. Heyman and James F. Adelson are the joint managers of Boston and Yorktown. Mr. Charles M. Gillman is the portfolio manager of Boston and Yorktown.
As joint managers of Boston and Yorktown, Messrs. Heyman and Adelson may each exercise voting and dispositive power over the shares of Common Stock held by Boston and Yorktown. As portfolio manager for Boston and Yorktown, Mr. Gillman may also exercise voting and dispositive power over the shares of Common Stock held by Boston and Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be indirect beneficial owners of shares of Common Stock held by Boston and Yorktown.
The principal occupation of each of Messrs. Heyman and Adelson is independent oil and gas exploration and development. Mr. Gillman’s principal occupation is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for its family-related entities and affiliates. Messrs. Heyman, Adelson and Gillman are U.S. citizens.
The principal business address of Boston, Yorktown and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address of Mr. Gillman is 15 East 5th Street, Suite 2660, Tulsa, Oklahoma 74103.
None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
As of January 31, 2011, Boston sold an aggregate of 789,478 shares of the Common Stock for $5,129,497 (exclusive of commissions and fees) in open market transactions.
Item 4. Purpose of Transaction
The purpose of the open market transactions is to sell shares of the Common Stock. Boston originally acquired the Common Stock for general investment purposes. Presently, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein.

CUSIP No.	140475104
Item 5. Interest in Securities of the Issuer
(a) The aggregate percentage of shares of Common Stock beneficially owned by the Reported Persons is based upon 27,080,429 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2010, as reported in the Issuer’s latest Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.
See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 4, for the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons.
(b) See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 4, for the number of shares of Common Stock as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c) Since October 11, 2010, Boston sold an aggregate of 789,478 shares of Common Stock in open market transactions as follows:

Date	Total Shares Sold	Price Per Share
10/22/2010	96,273	$6.159
10/25/2010	43,205	6.1288
10/27/2010	73,311	6.1002
10/28/2010	11,599	6.0219
11/01/2010	3,525	6.0023
11/02/2010	11,565	6.0521
11/03/2010	44,902	6.1510
11/04/2010	55,098	6.1882
11/08/2010	8,230	6.4090
11/11/2010	91,770	6.4000
12/06/2010	1,856	6.8856
12/07/2010	15,425	6.8934
12/08/2010	800	6.880
12/09/2010	16,560	6.8855
12/13/2010	5,908	6.8829
12/14/2010	23,877	6.8880
12/15/2010	7,793	6.8818
12/16/2010	18,537	6.8833
12/17/2010	7,713	6.9033
12/20/2010	152	6.8834

CUSIP No.	140475104

Date	Total Shares Sold	Price Per Share
12/21/2010	268	$6.8800
12/22/2010	1,382	6.8985
12/23/2010	5,731	6.8914
12/28/2010	801	6.9100
12/30/2010	400	6.8850
12/31/2010	7,483	6.8811
01/03/2011	119,353	7.0074
01/04/2011	15,961	6.9001
01/14/2011	100,000	7.4100
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D..
(e) As of December 31, 2010, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, dated January 31, 2011, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No.	140475104
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2011

BOSTON AVENUE CAPITAL LLC
By:	/s/ /Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

YORKTOWN AVENUE CAPITAL, LLC
By:	/s/ Stephen J. Heyman
	Name:	Stephen J. Heyman
	Title:	Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN